Exhibit 12.1
ALTRA HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Year-ended	Year-ended	Year-ended	Year-ended	Year-ended
	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05
Net income (loss)	(2,314)	6,494	11,511	10,363	4,444
Adjustments to net income (loss):
(Gain) loss from discontinued operations		(224)	2,001	—	—
Interest expense	32,976	28,339	38,554	23,522	17,065
Interest component of operating rental expense	288	437	356	528	344
Income taxes	(2,314)	16,731	8,208	6,352	3,917

Earnings	28,636	51,777	60,630	40,765	25,770

Fixed charges:
Interest expense, net	32,976	28,339	38,554	23,522	17,065
Interest component of operating rental expense (see calculation below)	288	437	356	528	344

Total fixed charges	33,264	28,776	38,910	24,050	17,409

Ratio (1) (2)	—	1.80	1.56	1.70	1.48

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes, discontinued operations, cumulative effect of change in accounting principle charges and fixed charges. Fixed charges represent interest expense and a portion of rental expense which we believe is representative of the interest component of rental expense.

(2)	Earnings were insufficient to cover fixed charges in the year ended December 31, 2009 by $4.6 million.